Powell Capital Markets, Inc.
Statement of Financial Condition

September 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48790

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___10/01/16___ AND ENDING ___9/30/17___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Powell Capital Markets, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___3 Becker Farm Road___
(No. and Street)

Roseland   NJ   07068
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Powell   (973) 740-1230
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WithumSmith+Brown, PC___
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

Powell Capital Markets, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Shareholder's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Arthur F. Powell, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Powell Capital Markets, Inc. for the year ended September 30, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
Title



Notary Public
Wendy Marro...
Notary P...
New Jers...
My Commission Expires ...
No. 237271...

withum✛

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Powell Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Powell Capital Markets, Inc. (the "Company"), as of September 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

November 29, 2017

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Powell Capital Markets, Inc.

Statement of Financial Condition
September 30, 2017

Assets

Cash	$	198,731
Receivable from clearing broker, including clearing deposit of $25,000		39,417
Receivable from officer		45,021
Prepaid and other assets		15,283
Total assets	$	298,452

Liabilities and Stockholder's Equity

Accounts payable	$	49,683

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized,		
400 shares issued and outstanding		40,000
Additional paid-in capital		347,005
Accumulated deficit		(138,236)
Total stockholder's equity		248,769
Total liabilities and stockholder's equity	$	298,452

The accompanying notes are an integral part of this financial statement.

1.   **Nature of Operations**

Powell Capital Markets, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").   The Company participates in municipal bond underwritings and performs financial advisory services for its municipal clients.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.   Actual results could differ from these estimates.

Revenue Recognition
Management fees and profits from participation in municipal securities underwritings are recorded on the closing date of each underwriting or when all the activities related to the underwriting are substantially completed, whichever is sooner.

Fixed Assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes.   Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.   Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws.   Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions.   The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.   When facts and circumstances change, the Company reassesses these probabilities and records any changes in the matters are classified as a component of income tax expense.

2. **Summary of Significant Accounting Policies (continued)**

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and state jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

In accordance with the provisions of FASB ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company uses the cash basis for tax return purposes.

At September 30, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. **Income Taxes**

Income tax expense for the year ended September 30, 2017 is all current and represents state taxes only.

	Federal	State	Total
Current tax	$ -	1,626	$ 1,626

At September 30, 2017, the Company has net operating loss carryforwards of approximately $74,000 including $60,000 for federal tax purposes expiring in 2034 and $14,000 for state tax purposes expiring in 2031. Deferred tax assets resulting from accrual to cash adjustments amounted to $15,000 for federal and $4,000 for state purposes.

A valuation allowance has been recorded in the current year against the total value of the deferred tax assets as the Company believes it is more likely than not that this benefit will not be realized.

The difference between the federal statutory rate and the Company's effective tax rate is primarily due to minimum state taxes, and items not deductible for tax purposes.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of approximately $188,000 which exceeded the required net capital by approximately 88,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(ii) of that rule.

5. **Profit Sharing Plan**

The Company has a profit sharing plan, which covers all employees that meet certain eligibility requirements. Non-elective employer safe harbor contributions are required each year at 3% of compensation for eligible participants. Such employer contributions were $3,523 for the year ended September 30, 2017.

6. **Commitment**

The Company rents office space under an operating lease that expires November 30, 2018. The approximate future annual rental commitments under the lease, as of September 30, 2017 are as follows:

Year Ending September 30,		Total Commitment
2018	$	57,000
2019		10,390
	$	67,390

7. **Off-balance sheet risk and concentration of credit risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $25,000.

The Company maintains its cash balances in multiple financial institutions.

8. **Related Party Transaction**

Approximately $45,000 is due from an officer as of September 30, 2017. The account is non-interest bearing and is due on demand.